GOLDEN ARROW MERGER CORP.
10 E. 53rd Street, 13th Floor

New York, NY 10022

July 18, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Registration Statement on Form S-4

Filed February 2, 2024, as amended
File No. 333-276849

Dear Mr. Grana and Ms. Park:

Golden Arrow Merger Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, as amended (File No. 333-276849), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 5:00 p.m., Eastern time, on Thursday, July 18, 2024, or as soon thereafter as possible.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

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Sincerely,

GOLDEN ARROW MERGER CORP.

By:	/s/ Timothy Babich
	Name:	Timothy Babich
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]